Filed pursuant to Rule 433

Registration Statement No.: 333-210919

March 10, 2017

NEW YORK COMMUNITY BANCORP, INC.

Depositary Shares, Each Representing a 1/40th Interest in a Share of

Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock

Issuer:	New York Community Bancorp, Inc. (the “Company”)

Security:	Depositary shares, each representing a 1/40th interest in a share of Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock (“Preferred Stock”)

Size:	$500,000,000 (20,000,000 depositary shares)

Option to purchase additional depositary shares:	The underwriters have the option to purchase up to an additional 3,000,000 depositary shares ($75,000,000) from the Company at the public offering price less the underwriting discount. They may exercise that option for 30 days.

Maturity:	Perpetual

Expected Ratings*:	Ba1 (Moody’s) / BB- (S&P) / BB- (Fitch) / BBH (DBRS)

Liquidation Preference:	$25 per depositary share (equivalent to $1,000 per share of Preferred Stock)

Dividend Payment Dates:	(i) each March 17, June 17, September 17 and December 17, commencing June 17, 2017, to and including March 17, 2027, and (ii) each March 17, June 17, September 17 and December 17, commencing June 17, 2027

Dividend Rate (Non-cumulative):	At a rate per annum equal to 6.375% from the original issue date to but excluding March 17, 2027; and from and including March 17, 2027, a floating rate equal to Three-month LIBOR plus 382.1 basis points; in each case, only when, as and if declared.

Day count:	From March 17, 2017 to, and excluding, March 17, 2027, 30/360 From and including March 17, 2027, Actual/360

Redemption:	On March 17, 2027, or any dividend payment date thereafter, the Preferred Stock may be redeemed at the Issuer’s option, and subject to regulatory approval, in whole or in part, at a cash redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. The Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of depositary shares will not have the right to require the redemption or repurchase of the depositary shares.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “NYCB PrA.” If the application to list is approved, trading of the depositary shares on the NYSE is expected to begin within 30 days after they are first issued.

Trade Date:	March 10, 2017

Settlement Date:	March 17, 2017 (T+5)**

Public Offering Price:	$25 per depositary share

Underwriting Discount:	$0.491685 per depositary share, reflecting 12,792,000 depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.3250 per depositary share, and 7,208,000 depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per depositary share

Net Proceeds (before expenses) to Issuer:	$490,166,300

Joint Active Book-Running Managers:	Goldman, Sachs & Co. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Passive Book-Running Managers:	Citigroup Global Markets Inc. Sandler O’Neill & Partners, L.P.

Lead Manager:	Raymond James & Associates, Inc.

Co-Managers:	American Capital Partners, LLC Keefe, Bruyette & Woods, Inc.

CUSIP/ISIN:	649445 202 / US6494452021

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the Depositary Shares will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Depositary Shares will not be made on a T+3 basis, investors who wish to trade the Depositary Shares before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

This communication is intended for the sole use of the person to whom it is provided by us. The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. at Attn: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; Credit Suisse Securities (USA) LLC at Attn: Prospectus Department, One Madison Avenue, New York, New York 10010 or by email at newyork.prospectus@creditsuisse.com; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by telephone at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com.